SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

FOURTH QUARTER OF 2016 RESULTS

Derived from consolidated interim financial information audited by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Rio de Janeiro – March 21, 2017

Main financial highlights

•	Net income of R$ 2,510 million in 4Q16, compared to a loss of R$ 16,458 million in 3Q-2016, as a result of:
•	operating income of R$ 11,811 million, compared to an operating loss of R$ 10,032 million in the 3Q-2016, mainly due to lower impairment charges;
•	decrease of 25% in net finance expenses;
•	increase of 12% in exports, which reinforces the Company’s position as net exporter;
•	sales, general and administrative expenses reduced by 6%; and
•	gross gains on the sale of interests in Block BM-S-8 (Carcará), totaling R$ 2,947 million.
•

Adjusted EBITDA* of R$ 24,788 million in 4Q-2016, 11% higher than 3Q-2016 and of R$ R$ 88,693 million in 2016, 16% above 2015, reflecting higher diesel and gasoline margins and lower costs with imports and government take. Adjusted EBITDA margin was of 35% in the 4Q-2016.

•

In 2016, free cash flow* was of R$ 41,572 million, 2.6x above 2015, reflecting the investments reduction in 32% and the improved capital discipline. It was the seventh quarter in a row of positive free cash flow*, reaching R$ 11,953 million in 4Q-2016, 27% lower than 3Q-2016.

•	Gross debt decreased 22%, from R$ 493,023 million as of December 31, 2015 to R$ 385,784 million as of December 31, 2016 (a reduction of R$ 107,239 million), due to:
▪	debt pre-payment and amortization, using resources from divestments and operations; and
▪	appreciation of the Brazilian real in 16.5%.
•	Net debt* decreased by 20%, from R$ 392,136 million as of December 31, 2015 to R$ 314,120 million as of December 31, 2016.
•

In dollars, the decrease was of 4% (US$ 4,044 million), from US$ 100,425 million as of December 31, 2015 to US$ 96,381 million as of December 31, 2016. In addition, the liquidity management led to an average maturity of outstanding debt to increase from of 7.14 years as of December 31, 2015 to 7.46 years as of December 31, 2016.

•

There was a significant reduction of the ratio between net debt and Adjusted EBITDA*, from 5.11 as of December 31, 2015 to 3.54 as of December 31, 2016. During the same period, leverage decreased from 60% to 55%.

•	Petrobras employees as of December, 31st,2016 were 68,829, a decrease of 12% compared to 2015, due to the Voluntary Separation Incentive Plan. The workforce reduced 20%.

Main operating highlights

▪

Average crude oil production in Brazil reached, in 2016, a yearly historic record of 2,144 thousand barrels per day (bpd), 0.75% above the previous year and aligned with the goal of 2,145 thousand bpd for the period. The Company reinforced its commitment to its planned projections for the second consecutive year.

▪	Total crude oil production in Brazil was 2,243 thousand bpd in 4Q-2016, an increase of 1% compared to 3Q-2016. In December, several production records were achieved:
▪	crude oil and natural gas production in Brazil and abroad reached 2,937 thousand barrels of oil equivalent per day (boed);
▪	crude oil and natural gas production in Brazil reached 2,811 thousand boed; and
▪	crude oil and natural gas production operated by Petrobras in the pre-salt layer reached 1,580 thousand boed;
▪

In 4Q-2016, output of domestic oil products decreased by 3% to 1,810 thousand bpd. Domestic oil product sales decreased 4% to 2,001 thousand bpd, while crude oil and oil products exports increased by 13%, reaching 634 thousand bpd.

▪	In 2016, the Company achieved the position of net exporter, due to the increase in exports of 6% and reduction in imports of 30%.

*

* See definitions of Free cash flow, Adjusted EBITDa and Net Debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

*See definitions of Free cash flow, Adjusted EBITDA, and Net Debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Debt.

* Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015
Sales revenues	282,589	321,638	(12)	70,489	70,443	−	85,103
Gross profit	89,978	98,576	(9)	22,812	23,337	(2)	26,849
Operating income (loss)	17,111	(12,391)	238	11,811	(10,032)	218	(40,895)
Net finance income (expense)	(27,185)	(28,041)	3	(5,309)	(7,122)	25	(4,928)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(14,824)	(34,836)	57	2,510	(16,458)	115	(36,938)
Basic and diluted earnings (losses) per share	(1.14)	(2.67)	58	0.19	(1.26)	115	(2.83)
Market capitalization (Parent Company)	209,777	101,316	107	209,777	188,698	11	101,316
Adjusted EBITDA*	88,693	76,752	16	24,788	22,262	11	18,923

Gross margin (%)	32	31	1	32	33	(1)	32
Operating margin (%)	6	(4)	10	17	(14)	31	(48)
Net margin (%)	(5)	(11)	6	4	(23)	27	(43)

Total capital expenditures and investments	55,348	76,315	(27)	14,060	12,260	15	20,826
Exploration & Production	47,250	63,321	(25)	11,146	10,400	7	17,330
Refining, Transportation and Marketing	4,032	8,390	(52)	1,015	1,240	(18)	2,138
Gas & Power	2,426	2,581	(6)	1,439	336	328	617
Distribution	477	853	(44)	147	110	34	285
Biofuel	364	152	139	15	23	(35)	94
Corporate	799	1,018	(22)	298	151	97	362
Average commercial selling rate for U.S. dollar	3.48	3.34	4	3.30	3.25	2	3.84
Period-end commercial selling rate for U.S. dollar	3.26	3.90	(16)	3.26	3.25	−	3.90
Variation of the period-end commercial selling rate for U.S. dollar (%)	(16.5)	47.0	(64)	0.4	1.1	(1)	(1.7)

Domestic basic oil products price (R$/bbl)	227.47	228.18	−	220.36	228.58	(4)	239.36
Brent crude (R$/bbl)	150.89	172.66	(13)	162.90	148.87	9	167.89
Brent crude (US$/bbl)	43.69	52.46	(17)	49.46	45.85	8	43.69

Domestic Sales Price
Crude oil (U.S. dollars/bbl)	39.36	42.16	(7)	45.71	41.77	9	33.50
Natural gas (U.S. dollars/bbl)	31.29	36.24	(14)	32.80	32.21	2	32.47

International Sales price
Crude oil (U.S. dollars/bbl)	43.52	55.99	(22)	42.44	42.38	−	49.28
Natural gas (U.S. dollars/bbl)	21.40	22.62	(5)	18.34	20.51	(11)	19.80

Total sales volume (Mbbl/d)
Diesel	780	923	(15)	707	804	(12)	907
Gasoline	545	553	(1)	553	521	6	562
Fuel oil	67	104	(36)	67	57	18	97
Naphtha	151	133	14	164	156	5	102
LPG	234	232	1	232	248	(6)	226
Jet fuel	101	110	(8)	101	101	−	108
Others	186	179	4	178	201	(11)	169
Total oil products	2,064	2,234	(8)	2,001	2,088	(4)	2,171
Ethanol, nitrogen fertilizers, renewables and other products	112	123	(9)	104	121	(14)	126
Natural gas	333	432	(23)	332	325	2	416
Total domestic market	2,509	2,789	(10)	2,438	2,534	(4)	2,713
Crude oil, oil products and others exports	554	510	9	649	579	12	534
International sales	418	546	(23)	364	360	1	625
Total international market	972	1,056	(8)	1,013	939	8	1,159
Total	3,481	3,845	(9)	3,450	3,472	(1)	3,872

* See definition of Adjusted EBITDA in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

4Q-2016 x 3Q-2016 Results*:

Gross Profit

Gross profit of R$ 22,812 million, a 2% decrease, mainly due to reduction in diesel volumes as well as in its sales margin, despite the increase of 12% in exports and of 6% in gasoline domestic sales.

Operating Income

Operating income amounted to R$ 11,811 million, compared to an operating loss of R$ 10,032 million in 3Q-2016, as a result of lower impairment charges and gains with the sale of participation in the Block BM-S-8 (Carcará), as well as reduction of special items in comparison with 3Q-2016.

Net Financial Expenses

Net financial expenses of R$ 5,309 million, 25% below 3Q-2016, mainly due to the foreign exchange gains derived from the appreciation of 6.1% of dollar against net liability exposure to euro, compared to depreciation of dollar against euro of 1.9% in the 3Q-2016.

Net Result

The quarterly net income reached R$ 2,510 million, a reversal of the net loss posted in 3Q-2016, due to improvement of operating income and lower net finance expense.

Adjusted EBITDA**

Adjusted EBITDA was 11% higher than 3Q-2016, reaching R$ 24,788 million, mainly due to the reduced expenses with the new Voluntary Separation Incentive Plan. The adjusted EBITDA margin was 35% in 4Q-2016.

Free Cash Flow**

The free cash flow was positive for the seventh quarter in a row, reaching R$ 11,953 million, 27% lower to 3Q-2016. The reduction is derived from higher investments (15%) and lower operational generation (11%), due to increase in inventories and receivables, in view of higher exports volume.

* Additional information about operating results of 4Q-2016 x 3Q-2016, see item 6.
** See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

2016 x 2015 Results*:

Gross Profit

Gross profit decreased 9% when compared to 2015, to R$ 89,978 million in 2016, as a result if a 8% drop in the domestic oil products sales volume, mainly of diesel and fuel oil, as well as a fall in electricity generation. The reduced volume of domestic natural gas sales volumes, the lower crude oil and oil products export prices as well as the increase in depreciation due to the reduction in reserves estimates also contributed to this decrease. On the other hand, there were higher margins of diesel and gasoline and decrease in import costs and government take in Brazil.

Operating Income

Operating income was R$ 17,111 million in 2016, reverting the operating loss experienced in 2015. This result reflects the decrease of 57% in impairment charges, as well as the review of the provision for decommissioning costs in oil and gas producing areas in 3Q-2016, the gains derived from the sale of assets and the lower expenses with returned areas. Nevertheless, our results were impacted by the higher expenses related to the new Voluntary Separation Incentive Plan, by the reclassification of foreign exchange losses (cumulative translation adjustments – CTA, due to the PESA sale) and by higher expenses with drilling rigs idleness.

Net Finance Expense

Net finance expense of R$ 27,185 million, R$ 856 million lower relatively to 2015 due to the reduced foreign exchange losses and inflation indexation charges. The interest expenses increased due to the depreciation of the Brazilian Real against the U.S. dollar.

Net Income (loss) attributable to the shareholders of Petrobras

The net loss attributable to the shareholders of Petrobras was R$ 14,824 million in 2016, mainly due to the impairment of assets and impairment in investments in associates, totaling R$ 20,891 million.

Adjusted EBITDA**

Adjusted EBITDA increased by 16% when compared to 2015, to R$ 88,693 million in 2016, mainly due to higher diesel and gasoline margins and lower expenditures with imports and government take. The Adjusted EBITDA Margin reached 31% in 2016.

Free Cash Flow**

The higher operating cash flow and lower investments resulted in a positive free cash flow* of R$ 41,572 million, 2.6 times higher than 2015. The higher free cash flow and the results of divestments, representing cash inflows of R$ 7,231 million, contributed to the Company’s deleveraging.

* Additional information about operating results of 2016 x 2015, see item 7.
** See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015
Sales revenues	116,033	117,098	(1)	32,663	30,073	9	27,844
Brazil	111,464	110,923	−	31,953	29,117	10	26,230
Abroad	4,569	6,175	(26)	710	956	(26)	1,614
Gross profit	29,847	34,190	(13)	11,087	7,898	40	6,747
Brazil	28,344	32,324	(12)	10,848	7,589	43	6,429
Abroad	1,503	1,866	(19)	239	309	(23)	318
Operating expenses	(23,086)	(52,128)	56	(1,860)	(12,472)	85	(42,836)
Brazil	(21,092)	(47,582)	56	(1,352)	(11,757)	89	(39,060)
Abroad	(1,994)	(4,546)	56	(508)	(715)	29	(3,776)
Operating income (loss)	6,761	(17,938)	138	9,227	(4,574)	302	(36,089)
Brazil	7,252	(15,258)	148	9,496	(4,168)	328	(32,631)
Abroad	(491)	(2,680)	82	(269)	(406)	34	(3,458)
Net income (loss) attributable to the shareholders of Petrobras	4,762	(12,963)	137	6,075	(2,870)	312	(24,567)
Brazil	5,290	(9,401)	156	6,389	(2,591)	347	(20,159)
Abroad	(528)	(3,562)	85	(314)	(279)	(13)	(4,408)
Adjusted EBITDA of the segment*	53,648	48,843	10	17,654	14,884	19	11,590
Brazil	52,058	47,503	10	17,264	14,785	17	12,124
Abroad	1,590	1,340	19	390	99	292	(534)
EBITDA margin of the segment (%)	46	42	5	54	49	5	42

Capital expenditures of the segment	47,250	63,321	(25)	11,146	10,400	7	17,330

Average Brent crude (R$/bbl)	150.89	172.66	(13)	162.90	148.87	9	167.89
Average Brent crude (US$/bbl)	43.69	52.46	(17)	49.46	45.85	8	43.69

Sales price - Brazil
Crude oil (US$/bbl)	39.36	42.16	(7)	45.71	41.77	9	33.50
Sales price - Abroad
Crude oil (US$/bbl)	43.52	55.99	(22)	42.44	42.38	−	49.28
Natural gas (US$/bbl)	21.40	22.62	(5)	18.34	20.51	(11)	19.80

Crude oil and NGL production (Mbbl/d)	2,224	2,227	−	2,308	2,297	−	2,214
Brazil	2,144	2,128	1	2,243	2,219	1	2,117
Abroad	55	69	(20)	43	52	(17)	68
Non-consolidated production abroad	25	30	(17)	22	26	(15)	29
Natural gas production (Mbbl/d)	566	560	1	560	572	(2)	563
Brazil	485	469	3	503	503	−	468
Abroad	81	91	(11)	57	69	(17)	95
Total production	2,790	2,787	−	2,868	2,869	−	2,777

Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.64	11.95	(11)	10.24	10.82	(5)	10.58
including production taxes	16.27	18.53	(12)	18.20	15.76	15	15.23

Lifting cost - Brazil (R$/barrel)
excluding production taxes	36.33	39.31	(8)	33.51	34.87	(4)	39.78
including production taxes	55.12	61.52	(10)	59.25	51.06	16	57.10

Lifting cost – Abroad without production taxes (US$/barrel)	5.38	8.03	(33)	5.15	5.12	1	8.90

Production taxes - Brazil	15,888	18,734	(15)	5,728	3,548	61	3,646
Royalties	10,105	11,080	(9)	2,997	2,723	10	2,608
Special participation charges	5,600	7,488	(25)	2,684	779	245	999
Retention of areas	183	166	10	47	46	2	39
Production taxes - Abroad	800	1,078	(26)	120	162	(26)	354

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

2016 x 2015	4Q-2016 x 3Q-2016

Gross Profit

Gross profit decreased due to higher depreciation, given the reduction in reserves in 2015, which was more relevant in the E&P costs breakdown than the reduction of lifting costs and government take.

The reduction in gross profit abroad is related to the sale of PESA, in Argentina, in July/2016.

The increase in gross profit was a result of higher revenues, derived from higher Brent prices and lower costs. The reduction of gross profit abroad is mainly related to the sale of PESA.

Operating Income

In 2016, Petrobras had operating income, compared to the operating loss experienced in 2015 due to lower impairment charges.

Abroad, operating loss reduced due to lower impairment charges and to exploratory costs in the United States.

The increase of gross profit, the lower impairment charges and the gains with the sale of participation in Block BM-S-8 (Carcará) resulted in a net operating income, reverting the net operating loss experienced in the 3Q-2016.

Operating Performance

Production

Domestic crude oil and NGL production increased by 1% mainly due to the production start-up and the ramp-up of new systems: FPSO Cid. Itaguaí (Lula – Iracema Norte area), FPSO Cid. Maricá (Lula – Lula Alto area) and P-58 (Jubarte).

Domestic natural gas production increased 3% mainly due to the above-mentioned factors plus the start-up and ramp-up of the new systems: FPSO Cid. Mangaratiba (Lula –Iracema Sul area), P-62 (Roncador) and FPSO Cid. Saquarema (Lula- Lula Central area).

Crude oil and NGL production abroad decreased 20% mainly as a result of the conclusion of the sale of Petrobras Argentina S.A. (PESA) in July/2016.

Gas production abroad decreased by 11% due to the sale of PESA.

Domestic crude oil and NGL production increased 1% mainly due to the ramp-up of FPSOs Cid. Itaguaí (Lula – Iracema Norte area) , P-58 (Jubarte) and Cid. Maricá (Lula –Lula Alto area), as well as the start-up of FPSO Cid. Saquarema (Lula – Lula Central area).

Domestic gas production remained stable when compared to the 3Q-2016.

Crude oil and NGL production abroad reduced 17%, mainly due to the conclusion of PESA’s sale in July/2016.

Gas production abroad decreased 17%, mainly in Argentina, due to the disposal of PESA and in Bolivia, as a result of lower demand of natural gas in Brazil.

Lifting Cost

Lifting cost reduced mainly due to lower expenses related to well interventions and with maintenance of subsea systems, as well as to the higher share of pre-salt production, with lower unit cost.

Additionally, government take costs decreased as a result of lower oil prices.

Lifting cost abroad decreased due to the conclusion of PESA’s sale, with higher operating costs, as well as the increase in production in the United States (Hadrian South field), with relatively lower costs.

Lifting cost reduced mainly due to lower expenses with well interventions.

On the other hand, we had higher government take expenditures derived from the increase in Brent prices and to the deduction of exploratory tax credits of the SPT calculation in the Lula and Sapinhoá fields in the 3Q-2016.

*Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015
Sales revenues	217,181	245,613	(12)	54,165	53,984	−	64,213
Brazil (includes trading operations abroad)	219,906	237,506	(7)	55,463	55,112	1	61,065
Abroad	10,416	18,555	(44)	2,130	2,094	2	7,319
Eliminations	(13,141)	(10,448)	(26)	(3,428)	(3,222)	(6)	(4,171)
Gross profit	49,495	46,017	8	10,136	11,292	(10)	13,246
Brazil	49,358	45,410	9	10,183	11,273	(10)	13,315
Abroad	137	607	(77)	(47)	19	(347)	(69)
Operating expenses	(18,376)	(20,579)	11	(4,509)	(7,640)	41	(9,958)
Brazil	(18,409)	(19,685)	6	(4,775)	(7,626)	37	(9,441)
Abroad	33	(894)	104	266	(14)	2000	(517)
Operating income (loss)	31,119	25,438	22	5,627	3,652	54	3,288
Brazil	30,949	25,725	20	5,408	3,647	48	3,874
Abroad	170	(287)	159	219	5	4280	(586)
Net income (loss) attributable to the shareholders of Petrobras	20,594	18,034	14	2,994	2,416	24	2,317
Brazil	20,418	18,280	12	2,772	2,412	15	2,866
Abroad	176	(246)	172	222	4	5450	(549)
Adjusted EBITDA of the segment*	47,475	39,581	20	9,925	10,588	(6)	11,537
Brazil	47,112	39,652	19	9,683	10,530	(8)	12,050
Abroad	363	(71)	611	242	58	317	(513)
EBITDA margin of the segment (%)	22	16	6	18	20	(1)	18
Capital expenditures of the segment	4,032	8,390	(52)	1,015	1,240	(18)	2,138
Domestic basic oil products price (R$/bbl)	227.47	228.18	−	220.36	228.58	(4)	239.36
Imports (Mbbl/d)	374	533	(30)	305	352	(13)	366
Crude oil import	136	277	(51)	69	154	(55)	215
Diesel import	13	78	(83)	5	−	-	12
Gasoline import	32	28	14	29	7	314	15
Other oil product import	193	150	29	202	191	6	124
Exports (Mbbl/d)	542	509	6	634	562	13	532
Crude oil export	387	360	8	479	419	14	387
Oil product export	155	149	4	155	143	8	145
Exports (imports), net	168	(24)	800	329	210	57	166
Refining Operations - Brazil (Mbbl/d)
Oil products output	1,887	2,026	(7)	1,810	1,862	(3)	1,955
Reference feedstock	2,176	2,176	−	2,176	2,176	−	2,176
Refining plants utilization factor (%)	81	89	(9)	78	80	(3)	85
Processed feedstock (excluding NGL)	1,772	1,936	(8)	1,688	1,745	(3)	1,857
Processed feedstock	1,819	1,976	(8)	1,740	1,799	(3)	1,897
Domestic crude oil as % of total processed feedstock	92	86	7	94	93	1	88
Refining Operations - Abroad (Mbbl/d)
Total processed feedstock	126	138	(9)	109	120	(9)	146
Oil products output	128	149	(14)	112	119	(6)	152
Reference feedstock	200	230	(13)	200	200	−	230
Refining plants utilization factor (%)	65	58	12	51	58	(12)	61
Refining cost - Brazil
Refining cost (US$/barrel)	2.58	2.46	5	2.92	2.68	9	2.26
Refining cost (R$/barrel)	8.89	8.16	9	9.63	8.67	11	8.63
Refining cost - Abroad (US$/barrel)	3.95	4.03	(2)	3.90	3.87	1	4.09
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	733	890	(18)	655	747	(12)	882
Gasoline	486	496	(2)	483	459	5	501
Fuel oil	63	94	(33)	67	51	32	92
Naphtha	151	133	14	164	156	5	102
LPG	234	232	1	232	250	(7)	225
Jet fuel	115	126	(8)	114	113	1	123
Others	199	201	(1)	185	214	(14)	186
Total domestic oil products (mbbl/d)	1,982	2,172	(9)	1,899	1,990	(5)	2,111

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

2016 x 2015	4Q-2016 x 3Q-2016

Gross Profit

Gross profit increased due to the following factors: (i) decrease in crude oil purchase/transfer costs, tracking lower Brent prices, (ii) the higher share of national oil on the feedstock processed and (iii) the lower share of imported oil products in the sales mix, mainly diesel. On the other hand, there was a reduction in oil export prices and in domestic oil product sales, as well as increase in diesel and gasoline imports by competitors.

Gross profit decreased mainly due to the following factos: (i) lower domestic sales, with higher participation of third parties in the diesel; and (ii) the reduction on the oil products average price, especially diesel.

Operating Income

Operating income increased due to the higher gross profit as well as to decrease in operating expenses, mainly tax expenses (related to the Company’s decision, in 2015, to benefit from the Tax Amnesty and Refinancing Program - Programa de Recuperação Fiscal – REFIS) and legal contingencies, also occurred in 2015. Those factors were partially offset by higher impairments charges.

In spite of a reduced gross profit, operating income increased mainly due to lower expenses with impairment and with the Voluntary Separation Incentive Plan. Besides that, there was a higher operating income abroad derived from the reversal of a demobilization provision, established in 4Q-2015, for the Nansei Sekiyu refinery.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of the decrease in volume processed in the refineries and of a lower share of imported crude oil on the processed feedstock.

The reduction in net oil products imports, especially diesel is due to lower domestic sales along with the increase in market share of our competitors in the Brazilian market.

Net crude oil exports increased due to the reduction in the volume processed in the refineries and in the share of the imported crude oil on the processed feedstock.

The increase in the oil products imports was due to higher imports, mainly gasoline and naphtha.

Refining Operations

Processed feedstock was 8% lower, mainly due to lower oil products domestic demand, to increase of imports by third parties and to the impact of scheduled stoppages in REPLAN, RPBC, REPAR and REFAP, which was partially offset by higher production in RNEST, as a result of improvements in operational efficiencies.

Processed feedstock was 3% lower, mainly due to impact of the stoppages at RPBC, REVAP, RNEST and REPLAN, which were partially offset by the production increase in REPAR, RLAM and REFAP.

Refining Cost

Refining cost in US$ was 5% higher. When measured in Brazilian Reais, refining cost increased by 9% mainly reflecting higher employee compensation costs attributable to the 2016 Collective Bargaining Agreement, along with a decrease in feedstock processed.

Refining cost is US$ increased 9%. When measured in Brazilian Reais, refining cost increased by 11% mainly due to the provision for wage increases in the 2016 Collective Bargaining Agreement and the decrease in processed feedstock.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015
Sales revenues	32,809	43,185	(24)	7,802	7,856	(1)	10,663
Brazil	31,374	41,336	(24)	7,772	7,606	2	10,118
Abroad	1,435	1,849	(22)	30	250	(88)	545
Gross profit	8,980	8,695	3	2,486	2,520	(1)	2,341
Brazil	8,754	8,362	5	2,481	2,481	−	2,235
Abroad	226	333	(32)	5	39	(87)	106
Operating expenses	(4,894)	(7,878)	38	(244)	(2,670)	91	(4,325)
Brazil	(4,828)	(7,792)	38	(258)	(2,631)	90	(4,305)
Abroad	(66)	(86)	23	14	(39)	136	(20)
Operating income (loss)	4,086	817	400	2,242	(150)	1595	(1,984)
Brazil	3,926	570	589	2,223	(150)	1582	(2,070)
Abroad	160	247	(35)	19	−	−	86
Net income (loss) attributable to the shareholders of Petrobras	2,557	423	504	1,318	(63)	2192	(1,480)
Brazil	2,269	69	3188	1,275	(84)	1618	(1,615)
Abroad	288	354	(19)	43	21	105	135
Adjusted EBITDA of the segment*	7,934	6,940	14	2,412	2,033	19	882
Brazil	7,745	6,624	17	2,415	2,004	21	774
Abroad	189	316	(40)	(3)	29	(110)	108
EBITDA margin of the segment (%)	24	16	8	31	26	5	8

Capital expenditures of the segment	2,426	2,581	(6)	1,439	336	328	617

Physical and financial indicators - Brazil
Electricity sales (Free contracting market - ACL) - average MW	835	858	(3)	804	807	−	800
Electricity sales (Regulated contracting market - ACR) - average MW	3,172	3,160	−	3,172	3,172	−	3,058
Generation of electricity - average MW	2,252	4,646	(52)	2,686	1,872	43	4,099
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	107	287	(63)	163	117	39	192
LNG imports (Mbbl/d)	37	105	(65)	22	19	16	82
Natural gas imports (Mbbl/d)	177	200	(12)	158	181	(13)	193

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

2016 x 2015	4Q-2016 x 3Q-2016

Gross Profit

Gross profit increased due to lower acquisition costs, mainly due to the reduction of natural gas and LNG imports. On the other hand, natural gas sales and electricity generation revenues decreased due to the improvement of hydrological conditions in Brazil.

Gross profit remained roughly stable due to better results in the natural gas segment, with lower acquisition costs, which offset the worse result in the energy sector.

Operating Income

Operating income increased due to reduction in tax expenses and in impairment charges, as well as to revenues derived from contractual fines, despite higher provisions for losses with trade receivables from the electrical sector in 2016.

Operating income was a result of the reduced impairment charges, the reduction in the provisions for losses with receivables of the electrical sector and the lower provisions for legal losses in the 3Q-2016.

Operating Performance

Physical and Financial Indicators

The lower volume of electricity generation was due to the improvement of hydrological conditions, the decreased feedstock from the National Grid (SIN), impacted by the lower industrial and trade activities, as well as to the decision of the Electrical Sector Monitoring Committee (CMSE) restricting the use of plants with unitary variable costs above the established limits in the first half of 2016.

There was a reduction in natural gas sales, mainly due to lower thermoelectric demand, enabling a reduction of LNG imports and of Bolivian natural gas.

The increase in the energy generation was mainly due to Petrobras’ decision to operate its power plants using the “out of merit order” (beyond dispatch capacity), for accumulating energy credits, due to higher Settlement Prices for Differences (PLD), as well as the increase in the secured dispatch for Northeast power plants.

The reduction in Bolivian gas offer was mainly a result of higher national offer.

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015
Sales revenues	97,101	110,030	(12)	23,352	24,300	(4)	28,397
Brazil	85,878	96,316	(11)	21,001	21,794	(4)	24,633
Abroad	11,223	13,714	(18)	2,351	2,506	(6)	3,764
Gross profit	7,538	8,407	(10)	2,021	1,773	14	2,361
Brazil	6,355	7,200	(12)	1,781	1,517	17	2,062
Abroad	1,183	1,207	(2)	240	256	(6)	299
Operating expenses	(7,246)	(9,656)	25	(1,895)	(1,827)	(4)	(4,550)
Brazil	(6,134)	(8,703)	30	(1,762)	(1,327)	(33)	(4,300)
Abroad	(1,112)	(953)	(17)	(133)	(500)	73	(250)
Operating income (loss)	292	(1,249)	123	126	(54)	333	(2,189)
Brazil	221	(1,503)	115	19	190	(90)	(2,238)
Abroad	71	254	(72)	107	(244)	144	49
Net income (loss) attributable to the shareholders of Petrobras	220	(798)	128	89	(28)	418	(1,393)
Brazil	196	(1,018)	119	11	223	(95)	(1,441)
Abroad	24	220	(89)	78	(251)	131	48
Adjusted EBITDA of the segment*	1,103	(368)	400	209	389	(46)	(1,715)
Brazil	674	(722)	193	147	297	(51)	(1,796)
Abroad	429	354	21	62	92	(32)	81
EBITDA margin of the segment (%)	1	−	1	1	2	(1)	(6)

Capital expenditures of the segment	477	853	(44)	147	110	34	285

Market share - Brazil	31.1%	34.9%	(3.8)	30.5%	30.7%	(0.2)	34%

Sales Volumes - Brazil (Mbbl/d)
Diesel	316	373	(15)	299	332	(10)	349
Gasoline	192	203	(5)	195	187	4	203
Fuel oil	53	90	(41)	53	43	23	82
Jet fuel	50	56	(11)	51	50	2	55
Others	96	89	8	86	102	(16)	89
Total domestic oil products	707	811	(13)	684	714	(4)	778

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

2016 x 2015	4Q-2016 x 3Q-2016

Gross Profit

Gross profit reduced due to decreased sales volumes, caused by lower economic activity in Brazil.	The increase in gross profit was mainly derived from higher sales margins, specially diesel and gasoline in Brazil. The gross unit margin increased 23% in the quarter.

Operating income

Operating income, as opposed to the operating loss in 2015, reflected the reduction in provisions for losses with receivables from the electrical sector, despite the lower gross profit and the effect of the provision for expenses with the new Voluntary Separation Inventive Plan of Petrobras Distribuidora.

The operating income, as opposed to the operating loss in 3Q-2016, reflected the increase in gross profit and the impairment charge of distribution assets in Chile, recognized in 3Q-2016. Those factors were partially offset by the provision for expenses with the Voluntary Separation Inventive Plan of Petrobras Distribuidora.

Operating Performance

Market Share - Brazil

The decrease in market share was mainly due to lower sales to thermoeletric power plants (-54%). In addition, the sales margins’ policy that prioritizes the Company’s profitability maximization strategy, was maintained during 2016.

The slight reduction in the market share in the 4Q-2016 was due to lower sales of diesel, partially offset by gains with sales of otto cycle fuels (gasoline + hydrated ethanol) and fuel oil.

Liquidity and Capital Resources

Table 06 - Liquidity and Capital Resources

	R$ million
	Jan-Dec
	2016	2015	4Q-2016	3Q-2016	4Q-2015
Adjusted cash and cash equivalents* at the beginning of period	100,887	68,946	72,602	65,370	104,236
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(3,042)	(24,707)	(2,542)	(2,430)	(4,366)
Cash and cash equivalents at the beginning of period	97,845	44,239	70,060	62,940	99,870
Net cash provided by (used in) operating activities	89,709	86,670	23,744	26,715	25,373
Net cash provided by (used in) investing activities	(40,064)	(44,152)	(6,896)	(7,891)	(16,508)
Capital expenditures and investments in investees	(48,137)	(70,781)	(11,791)	(10,267)	(17,971)
Proceeds from disposal of assets (divestment)	7,231	658	4,829	2,388	33
Investments in marketable securities	842	25,971	66	(12)	1,430
(=) Net cash flow	49,645	42,518	16,848	18,824	8,865
Net financings	(66,609)	(14,434)	(17,568)	(11,942)	(11,347)
Proceeds from long-term financing	64,786	56,158	21,079	11,028	6,109
Repayments	(131,395)	(70,592)	(38,647)	(22,970)	(17,456)
Dividends paid to shareholders	(239)	(263)	(239)	−	(99)
Acquisition of non-controlling interest	122	243	88	(155)	(72)
Proceeds from sale of interest without loss of control	−	1,934	−	−	1,934
Effect of exchange rate changes on cash and cash equivalents	(11,656)	23,608	(81)	393	(1,306)
Cash and cash equivalents at the end of period	69,108	97,845	69,108	70,060	97,845
Government bonds and time deposits with maturities of more than 3 months at the end of period	2,556	3,042	2,556	2,542	3,042
Adjusted cash and cash equivalents* at the end of period	71,664	100,887	71,664	72,602	100,887
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	89,709	86,670	23,744	26,715	25,373
Capital expenditures and investments in investees	(48,137)	(70,781)	(11,791)	(10,267)	(17,971)
Free cash flow*	41,572	15,889	11,953	16,448	7,402

As of December 31, 2016, the balance of cash and cash equivalents was R$ 69,108 million and the balance of adjusted cash and cash equivalents was R$ 71,664 million. Our principal uses of funds in 2016 were for repayment of financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of R$ 89,709 million and with proceeds from financing of R$ 64,786 million. The balance of adjusted cash and cash equivalents was negatively impacted in 2016 by the application of the foreign exchange effect to the foreign financial investments.

Net cash provided by operating activities of R$ 89,709 million was mainly generated by higher diesel and gasoline margins, lower government take in Brazil and lower crude oil, oil products and natural gas imports costs, along with a higher share of domestic crude oil on processed feedstock. These effects were partially offset by lower crude oil and oil product export prices and decreased sales volume in Brazil due to lower economic activity.

Capital expenditures and investments in investees totaled R$ 48,137 million in 2016 (85% in E&P business segment), a 32% decrease when compared to 2015. This decrease does not impact crude oil and natural gas production forecast.

Free cash flow* was positive, amounting to R$ 41,572 million in 2016, 2.6 times higher compared 2015.

In 2016, proceeds from financing amounted to R$ 64,786 million. These financings were entered into with the Export Credit Agencies – ECAs, the banking and capital markets and development banks, and proceeds were used to roll-over debt and pay for capital expenditures. Global notes issued in international capital markets totaled US$ 9.75 billion, with maturities of 5 and 10 years. The proceeds of those offerings were used to tender for US$ 9.3 billion of Petrobras’s existing global notes. In addition, the Company pre-paid debts of US$ 6.75 billion with BNDES.

Petrobras also entered into a sale and leaseback operation with the Industrial and Commercial Bank of China (ICBC) in the amount of US$ 1 billion and into a financing operation with the China Development Bank (CDB) in the amount of US$ 5 billion.

Repayments of principal and interest totaled R$ 131,395 million in 2016 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in R$ million, below:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2017	2018	2019	2020	2021	2022 and thereafter	12.31.2016	12.31.2015
Principal	28,711	36,929	68,765	53,735	61,606	140,481	390,227	497,289
Interest	23,353	21,749	19,123	14,739	10,456	100,932	190,352	230,531
Total	52,064	58,678	87,888	68,474	72,062	241,413	580,579	727,820

*

* See reconciliation of adjusted cash and cash equivalents in net debt and definition of adjusted cash and cash equivalents and free cash flow in glossary.

Consolidated debt

As of December 31, 2016, gross debt in Brazilian Reais decreased by 22% and net debt reduced 20% when compared to December 31, 2015, mainly as a result of the 16.5% real appreciation and of repayments of principal and interest, using proceeds from the disposal of assets (divestments).

Current debt and non-current debt include finance lease obligations of R$ 59 million and R$ 736 million as of December 31, 2016, respectively (R$ 73 million and R$ 303 million on December 31, 2015).

The average maturity of outstanding debt reached 7.46 years as of December 31, 2016 (compared to 7.14 years on December 31, 2015).

The ratio between net debt and the Adjusted EBITDA* decreased from 5.11 as of December 31, 2015 to 3.54 as of December 31, 2016 due to the reduction in debt and increase in Adjusted EBITDA.

Table 08 - Consolidated debt in reais

	R$ million
	12.31.2016	12.31.2015	Δ%
Current debt	31,855	57,407	(45)
Non-current debt	353,929	435,616	(19)
Total	385,784	493,023	(22)
Cash and cash equivalents	69,108	97,845	(29)
Government securities and time deposits (maturity of more than 3 months)	2,556	3,042	(16)
Adjusted cash and cash equivalents*	71,664	100,887	(29)
Net debt*	314,120	392,136	(20)
Net debt/(net debt+shareholders' equity)	55%	60%	(5)
Total net liabilities*	733,281	799,248	(8)
(Net third parties capital / total net liabilities)	66%	68%	(2)
Net debt/LTM Adjusted EBITDA ratio*	3.54	5.11	(31)

Table 09 - Consolidated debt in dollar

	U.S.$ million
	12.31.2016	12.31.2015	Δ%
Endividamento curto prazo	9,773	14,702	(34)
Endividamento longo prazo	108,597	111,560	(3)
Total	118,370	126,262	(6)
Endividamento líquido	96,381	100,425	(4)
Prazo médio da dívida (anos)	7.46	7.14	0.32

*

Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	12.31.2016	12.31.2015	Δ%
Summarized information on financing
By rate
Floating rate debt	208,525	243,293	(14)
Fixed rate debt	176,464	249,354	(29)
Total	384,989	492,647	(22)
By currency
Reais	78,788	80,269	(2)
US Dollars	276,876	365,354	(24)
Euro	21,637	33,909	(36)
Other currencies	7,688	13,115	(41)
Total	384,989	492,647	(22)
By maturity
Until 1 year	31,796	57,333	(45)
1 to 2 years	36,557	44,505	(18)
2 to 3 years	68,112	62,827	8
3 to 4 years	53,165	88,231	(40)
4 to 5 years	61,198	60,670	1
5 years on	134,161	179,081	(25)
Total	384,989	492,647	(22)

* See definition of adjusted cash and cash equivalents, net debt, total net liabilities and LTM Adjusted EBITDA in glossary and reconciliation in Reconciliation of Adjusted EBITDA.

ADDITIONAL INFORMATION

1.	Impairment

Table 11 - Impairment

Consolidated - R$ million
Assets or CGUs, by nature	Carrying amount (**)	Recoverable amount (**)	Impairment (*) (***)	Impairment (*) (***)	Business Segment
Property, plant and equipment	2016			4T-2016
Producing properties relating to oil and gas activities in Brazil (several CGUs)	41,584	34,855	7,381	1,445	E&P - Brazil
Second refining unit in RNEST	8,077	5,546	2,531	-	RTM - Brazil
Transpetro’s fleet of vessels	5,822	5,024	798	453	RTM - Brazil
Suape Petrochemical Complex	3,569	1,558	2,011	-	RTM - Brazil
Oil and gas production and drilling equipment in Brazil	2,980	208	2,772	4	E&P - Brazil
Fertilizer Plant - UFN III	1,699	1,202	497	-	Gas & Power - Brazil
Comperj	1,315	−	1,315	129	RTM - Brazil
Araucária (fertilizers plant)	638	185	453	-	Gas & Power - Brazil
Quixada Power plant	90	0	90	-	Biofuel, Brazil
Others	2,009	1,390	619	(28)	Several Segments

Assets classified as held for sale
Suape Petrochemical Complex	2,689	1,255	1,434	1,434	RTM - Brazil
Petrobras Chile Distribución	1,773	1,507	266	(52)	Distribution, Abroad
Power Plants Celso Furtado and Rômulo Almeida	394	238	156	156	RTM - Brazil
Others	315	341	-26	(14)	Several Segments
Total			20,297	3,527

(*) Impairment losses and reversals.
(**) CGUs only tested for impairment at September 30, 2016 are presented based on information prevailing at this period.

ADDITIONAL INFORMATION

2.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment of assets and reversals, cumulative foreign exchange adjustments reclassified to the income statement and gains and losses on disposal and write-offs of assets.

In 2016, we revised our presentation of Adjusted EBITDA to better reflect management’s views of the performance of its primary business, by adding back gains and losses on disposal and write-offs of assets and the amount of cumulative translation adjustments reclassified to the income statement as a result of dispositions. We have applied the same methodology to data for earlier periods in this report.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information and a better understanding of the Company's income from its primary business and it must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance.

Adjusted EBITDA is also a component of a metric included in the Company’s Business and Management Plan: Net debt / LTM Adjusted EBITDA ratio.

Table 12 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Dec
	2016	2015	2016 X 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015

Net income (loss)	(13,045)	(35,171)	63	2,760	(16,323)	117	(35,582)
Net finance income (expense)	27,185	28,041	(3)	5,309	7,122	(25)	4,928
Income taxes	2,342	(6,058)	139	2,467	(971)	354	(11,580)
Depreciation, depletion and amortization	48,543	38,574	26	11,229	12,716	(12)	11,569
EBITDA	65,025	25,386	156	21,765	2,544	756	(30,665)
Share of earnings in equity-accounted investments	629	797	(21)	1,275	140	811	1,339
Impairment losses / (reversals)	20,297	47,676	(57)	3,527	15,292	(77)	46,390
Realization of cumulative translation adjustment	3,693	−	−	66	3,627	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(951)	2,893	(133)	(1,845)	659	(380)	1,859
Adjusted EBITDA	88,693	76,752	16	24,788	22,262	11	18,923

Adjusted EBITDA margin (%)	31	24	7	35	32	3	22

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy

Table 13 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015
Total inflation indexation and foreign exchange variation	43,615	(73,014)	160	1,049	(2,189)	148	6,052
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(40,327)	68,739	(159)	967	2,184	(56)	(3,847)
Reclassification from Shareholders’ Equity to the Statement of Income	(9,935)	(7,088)	(40)	(2,401)	(2,137)	(12)	(2,895)
Net Inflation indexation and foreign exchange variation	(6,647)	(11,363)	42	(385)	(2,142)	82	(690)

The increased reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in the 4Q-2016 compared to the 3Q-2016 was mainly due to: (i) the depreciation of the Brazilian Real against the U.S. dollar (0.4%); and (ii) reclassification of foreign exchange variation expenses from Shareholders’ Equity to the Income Statement as a result of planned exports that were no longer expected to occur or did not occur.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 100 million reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on December 31, 2016, is set out below:

Table 14 - Expectation of exports volumes realization

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 a 2027	Total

Expected realization	(10,490)	(10,388)	(7,021)	(5,117)	(4,329)	(4,950)	(2,266)	6,502	(38,059)

ADDITIONAL INFORMATION

4.	Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Brazilian Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to, simultaneously, recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of realization of future exports.

As of December 31, 2016, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relationship between the U.S. dollar and the euro.

The table below presents the balances of assets and liabilities subject to foreign exchange rate variation. The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

Table 15 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million

	12.31.2016	12.31.2015
Assets	44,303	67,040
Liabilities	(271,531)	(350,695)
Hedge Accounting	201,292	240,222
Total	(25,936)	(43,433)

Table 16 - Assets and Liabilities subject to exchange variation by currency

	R$ million

	12.31.2016	12.31.2015

Real/ Dólar	2,402	2,881
Real/ Euro	(149)	(8,687)
Real/ Libra esterlina	(56)	(73)
Dólar/ Iene japonês	(599)	(2,180)
Dólar/ Euro	(21,453)	(24,988)
Dólar/ Libra esterlina	(6,081)	(10,241)
Peso/ Dólar	−	(145)
Total	(25,936)	(43,433)

Table 17 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Dec
Foreign exchange and inflation indexation charges	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015

Foreign exchange variation Dollar x Euro	464	2,044	(77)	1,438	(441)	426	493
Foreign exchange variation Real x Dollar	621	(5,937)	110	95	(3)	3267	299
Foreign exchange variation Dollar x Pound Sterling	1,422	437	225	324	128	153	249
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(9,935)	(7,088)	(40)	(2,401)	(2,137)	(12)	(2,895)
Foreign exchange variation Real x Euro	(200)	(2,130)	91	30	(4)	850	377
Others	981	1,311	(25)	129	315	(59)	787
Net Inflation indexation and foreign exchange variation	(6,647)	(11,363)	42	(385)	(2,142)	82	(690)

ADDITIONAL INFORMATION

5.	Special Items

R$ million
Year ended December 31,
2016	2015		Items of Income Statement	4Q-2016	3Q-2016	4Q-2015

(20,891)	(49,748)	Impairment of assets and investments	Several	(3,673)	(15,709)	(48,295)
(4,082)	(417)	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(397)	(2,472)	(307)
(3,693)	−	Cumulative translation adjustment - CTA	Other income (expenses)	(66)	(3,627)	−
(1,507)	(3,746)	(Losses)/Gains on legal proceedings	Other income (expenses)	1,561	(2,202)	(1,885)
(1,242)	(1,876)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(27)	(269)	(2,509)
−	(7,617)	Tax Recoverable Program - REFIS	Several	−	−	(116)
(155)	(1,296)	State Tax Amnesty Program / PRORELIT	Other income (expenses)	(104)	−	(428)
432	230	Amounts recovered - "overpayments incorrectly capitalized"	Other income (expenses)	205	148	−
4,056	540	Gains (losses) on Disposal of Assets	Other income (expenses)	3,383	673	76
4,864	(550)	Result of decommissioning costs	Several	1,622	3,243	(397)
(22,218)	(64,480)	Total		2,504	(20,215)	(53,861)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(20,297)	(47,676)	Impairment		(3,527)	(15,292)	(46,390)
(594)	(2,072)	Share of earnings in equity-accounted investments		(146)	(417)	(1,905)
(20,891)	(49,748)	Impairment of assets and investments		(3,673)	(15,709)	(48,295)

Impact of the Company’s decision to adhere to the Tax Recoverable Program - REFIS on its Income Statement:

−	(5,090)	Tax expenses		−	−	(63)
−	(2,527)	Interest expenses		−	−	(53)
−	(7,617)	Tax Recoverable Program - REFIS		−	−	(116)

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(126)	(1,074)	Tax expenses		(84)	−	(308)
(29)	(222)	Interest expenses		(20)	−	(120)
(155)	(1,296)	State Tax Amnesty Program / PRORELIT		(104)	−	(428)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

6. Results of Operations of 4Q-2016 compared to 3Q-2016:

Sales revenues of R$ 70,489 million remained relatively flat compared to the 3Q-2016 (R$ 70,443 million), due to:

•	Higher export revenues (R$ 1,650 million), mainly of crude oil, due to increased sales volume and to higher international prices;
•	Increased revenues from operations abroad, mainly as a result of higher offshore operations (R$ 714 million); and
•	A 4% decrease in domestic revenues, as a result of:
✓	Lower diesel sales (R$ 2,779 million), partially offset by higher gasoline sales (R$ 821 million), due the seasonal consumption;
✓	Decreased diesel prices (R$ 713 million); and
✓	Higher electricity revenues, due to higher thermoelectric demand (R$ 328 million).

Cost of sales of R$ 47,677 million increased 1% compared to the 3Q-2016 (R$ 47,106 million), reflecting:

•	Increased costs with operations abroad, due to higher offshore sales volume;
•	Higher natural gas costs, as a result of higher thermoelectric dispatchs;
•	Higher oil product import costs, due to increased international prices, mainly related with the higher share of naphtha imports on sales mix;
•	Realization of inventory in the current quarter generated by lower costs with government take in the 3Q-2016, due to the effect of special participation credits over average sales costs; and
•	Lower crude oil import costs, as a result of decreased share of feedstock processed on refineries.

Exploration costs of R$ 1,409 million, a 24% decrease compared to the 3Q-2016 (R$ 1,859 million), mainly as a result of lower write-offs of dry and/or subcommercial wells (R$ 558 million).

Impairment of assets of R$ 3,527 million, a 77% decrease compared to the 3Q-2016 (R$ 15,292 million), mainly as a result of the review, in the 3Q-2016, of capital expenditures projects included in the 2017-2021 Company’s Business and Management Plan (Plano de Negócios e Gestão – PNG), as detailed in Note 14 of the Company´s audited consolidated financial statements.

Other operating income of R$ 1,112 million in the 4T-2016, compared to other expenses, net of R$ 8,741 million in the 3Q-2016, as a result of:

•

The effect of R$ 3,561 million related to cumulative translation adjustment - CTA that was reclassified from Shareholders’ Equity to the Statement of Income, generated by foreign exchange losses from the depreciation of the Argentine Peso and Yen, due to the disposal of PESA (CTA of R$ 3,627 million) in the 3Q-2016 and of the Nansei Sekiyu in the 4Q-2016 (CTA of R$ 66 million);

•

Higher gross gains on disposal of assets (R$ 2,274 million), when comparing the sale of interest in exploratory block BM-S-8 – Carcará (R$ 2,947 million) in the 4Q-2016 with the sale of PESA (R$ 673 million) in the 3Q-2016;

•

Decreased expenses related to the Voluntary Separation Incentive Plan (R$ 2,075 million), of which R$ 443 million from BR Distribuidora in the 4Q-2016, compared with R$ 2,520 million of Petrobras in the 3Q-2016;

•

Reversal of the contingency filed by Triunfo Agro Industrial S/A and other cooperatives (R$ 1,378 million), due to the favorable decision in the rescission action, filed by the Company, confirmed through appeal, as well as lower provision for losses and contingencies on legal proceedings (R$ 1,711 million);

•	Lower gains related to review of provision for decommissioning costs (R$ 1,621 million); and
•	Decreased unscheduled stoppages expenses, mainly with drilling rigs idleness (R$ 210 million).

Net finance expense of R$ 5,309 million in the 4Q-2016, a 25% decrease compared to the 3Q-2016 (R$ 7,122 million), mainly due to the foreign exchange gains of R$ 1,879 million caused by the impact of a 6.1% appreciation of the U.S. dollar against the Euro on the Company’s net debt (foreigh exchange depreciation of 1.9% in the 3Q-2016).

Loss in results in equity-accounted investments of R$ 1,275 million (R$ 140 million in the 3Q-2016), due to the Braskem loss (R$ 709 million) mainly generated by the effect of leniency agreement, and to the impairment over Biofuel investee companies (R$ 146 million), especially Guarani S.A. and Nova Fronteira.

ADDITIONAL INFORMATION

7. Results of Operations of 2016 compared to 2015:

Sales revenues of R$ 282,589 million, a 12% decrease when compared to 2015 (R$ 321,638 million), due to:

•	Decreased domestic revenues (R$ 25,057 million), due to lower economic activity in Brazil, mainly as a result of:
✓

Lower oil products revenues (R$ 13,471 million), reflecting an 8% decrease on sales, due to lower demand of diesel, consumption of fuel oil following the decreased thermoelectric generation, as well as lower average prices of jet fuel and naphtha. These effects were partially offset by an increase in average prices of diesel and gasoline;

✓	Decreased electricity revenues (R$ 6,061 million) mainly from electricity generation, due to improved hydrological conditions; and
✓	Decreased natural gas revenues (R$ 5,604 million), as a result of lower thermoelectric demand and of decreased prices.
•	Lower revenues from operations abroad (R$ 10,552 million) pursuant to the disposal of interests in Petrobras Argentina S.A. (PESA) and to lower crude oil and oil product sales prices; and
•

Lower export revenues (R$ 3,269 million), as a result of a decrease in international oil and oil products prices, partially offset by higher export volumes, mainly crude oil, due to lower domestic demand and higher domestic production.

Cost of sales were R$ 192,611 million, a 14% decrease compared to 2015 (R$ 223,062 million), reflecting:

•

Lower import costs of natural gas, crude oil and oil products, generated by lower domestic demand and by the 17% decrease in Brent price, partially offset by the effect of the 4% depreciation of the Brazilian Real against the U.S. dollar over acquisition costs;

•	Decreased government take in Brazil, as a result of lower international crude oil prices;
•	Decreased costs from operations abroad attributable to the disposal of Petrobras Argentina S.A. (PESA) and to lower international crude oil prices; and
•	Lower electricity costs as a result of decreased thermoelectric demand.

These effects were partially offset by higher crude oil production costs, reflecting increased depreciation expenses, as a result of a decrease in estimated reserves (based on the unit of production method), partially offset by lower carrying amounts of assets impacted by the impairment losses recognized in 2015 and in September 2016.

Selling expenses were R$ 13,825 million, a 13% decrease compared to 2015 (R$ 15,893 million), due to lower allowance for impairment of trade receivables from companies in the electricity sector, and to decreased freight expenses, as a result of lower domestic sales volume.

Other taxes were R$ 2,456 million, a 73% decrease compared to 2015 (R$ 9,238 million), mainly due to the Company’s decision, in 2015, to benefit from the Tax Amnesty and Refinancing Program (Programa de Recuperação Fiscal – REFIS) (R$ 5,090 million) and from the State Tax Amnesty Programs (R$ 1,046 million).

Impairment of assets of R$ 20,297 million, a 57% decrease compared to 2015 (R$ 47,676 million). For more information about impairment charges, see Table 11 - Impairment of assets.

Other expenses, net of R$ 16,925 million, a 9% decrease compared to 2015 (R$ 18,638 million), mainly due to:

•	Positive effect related to the review of provision for decommissioning costs, as a result of higher discount rate and the appreciation of the Brazilian Real against the U.S. dollar (R$ 5,414 million);
•

Gross gains on disposal of assets, mainly due to the gains on sale of the company’s interest in exploratory block BM-S-8 – Carcará (R$ 2,947 million) and sale of Petrobras Argentina - PESA shares (R$ 673 million);

•

Reversal of the contingency filed by Triunfo Agro Industrial S/A and other cooperatives, in the amount of R$ 1,378 million, due to the favorable decision in the rescission action filed by the Company, confirmed through appeal;

•	Lower expenses with returned areas and canceled projects (R$ 1.021 million);
•

Reclassification of foreign exchange losses derived from the depreciation of Argentine Peso and Yen, from Shareholders’ Equity to the Statement of Income (related to cumulative translation adjustment), due to the disposal of PESA (R$ 3,627 million) and of Petrobras Nansei Seikyu (R$ 66 million), respectively;

•	Higher expenses related to the new Voluntary Separation Incentive Plan (R$ 3,665 million); and
•	Higher unscheduled stoppages and pre-operating expenses (R$ 2,404 million), mainly related to drilling rigs idleness.

Net finance expense was R$ 27,185 million, a 3% decrease when compared to 2015 (R$ 28,041 million), due to:

•	Lower foreign exchange and inflation indexation charges in R$ 4,716 million, generated by:
(i)

Foreign exchange variation of the Brazilian Real on the Company’s net debt in U.S. dollar, positive in R$ 3,711 million, due to the 16.5% appreciation of the Brazilian Real against the U.S. dollar, net of the reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting;

(ii)	Lower foreign exchange losses of the Brazilian Real against the Euro, caused by the decreased Company’s net debt in Euro (R$ 1,930 million);
(iii)

Higher foreign exchange gains generated by the impact of a 16.5% appreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt, compared to the appreciation of 4.9% in 2015 (R$ 985 million); and

(iv)

Lower foreign exchange gains caused by the impact of a 3.1% appreciation of the U.S. dollar against the Euro on the Company’s net debt in 2016, compared to a 10.4% appreciation in 2015 (R$ 1,580 million).

•	Higher finance expenses (R$ 2,631million) due to:
(i)	An increase in the Company’s average debt, caused by the impact of the depreciation of the average Brazilian Real against the U.S. dollar, net of capitalized finance expenses (R$ 3,739 million); and
(ii)	Higher interest accrued on provision for decommissioning costs (R$ 1,539 million).

These effects were partially offset by finance expenses generated by the Tax Amnesty and Refinancing Program (Programa de Recuperação Fiscal – REFIS) adopted by the Company’s in 2015 (R$ 2,527 million).

•	Lower finance income (R$ 1,229 million) mainly due to lower average balance invested and to lower gains with derivatives on trade operations.

Income taxes expenses (corporate income tax and social contribution) were R$ 2,342 million in 2016, compared to income tax credits of R$ 6,058 million in 2015, mainly due to the effect of different rates applied abroad, to the taxation in Brazil of income earned from companies abroad and to the taxable income (loss) generated in 2016 and 2015. For more information about income taxes expenses, see Note 21.8 to the Company´s audited consolidated financial statements.

Loss related to non-controlling interests of R$ 1,779 million in 2016 (a R$ 335 million gain in 2015), mainly reflecting the impact of foreign exchange variation on debt of structured entities in U.S. dollars in the period.

ADDITIONAL INFORMATION

8. Brazilian Securities and Exchange Commission Formal Notice (nº 30/2017/CVM/SEP/GEA-5)

On March 03, 2017, the Company received from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) a Formal Notice (Ofício CVM) nº 30/2017/CVM/SEP/GEA-5 requesting the Company to re-make, re-present and re-state its Annual Financial Statements and Interim Financial Reporting filed since the second quarter of 2013. This formal notice requested the restatement of the effects of the hedge accounting policy application.

The Company appealed the CVM decision on March 17, 2017, in reliance on CVM Deliberation No. 463/03, and requested the suspension of the effects of Letter No. 30 until the merits of the appeal is analyzed. The CVM accepted this request and the suspension.

As presented to the market in 2013, Petrobras started to apply the accounting policy known as Hedge Accounting to its exports, as of May 2013. Based on this accounting practice, the Company designates hedge relationships between "highly probable future exports" and installments of certain liabilities in U.S. dollars, so that the exchange effects of both are recognized at the same time in the income statement, as disclosed in its annual financial statements.

Petrobras reaffirms its understanding that it uses the Hedge Accounting policy correctly and reiterates that the Company’s financial statements for the years 2013, 2014 and 2015 were prepared in accordance with accounting practices adopted in Brazil, as well as in accordance with international standards (IFRS) and were audited by an independent auditor that issued an unqualified opinion that these statements adequately presented, in all material respects, the financial position of Petrobras.

For more information about Risk Management and Hedge Accounting applied to “highly probable future exports”, see Note 35 to the Company´s audited consolidated financial statements.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Dec
	2016	2015	4Q-2016	3Q-2016	4Q-2015
Sales revenues	282,589	321,638	70,489	70,443	85,103
Cost of sales	(192,611)	(223,062)	(47,677)	(47,106)	(58,254)
Gross profit	89,978	98,576	22,812	23,337	26,849
Selling expenses	(13,825)	(15,893)	(3,051)	(3,333)	(6,428)
General and administrative expenses	(11,482)	(11,031)	(2,945)	(3,041)	(2,803)
Exploration costs	(6,056)	(6,467)	(1,409)	(1,859)	(1,830)
Research and development expenses	(1,826)	(2,024)	(325)	(491)	(294)
Other taxes	(2,456)	(9,238)	(856)	(612)	(1,470)
Impairment	(20,297)	(47,676)	(3,527)	(15,292)	(46,390)
Other income and expenses, net	(16,925)	(18,638)	1,112	(8,741)	(8,529)
	(72,867)	(110,967)	(11,001)	(33,369)	(67,744)
Operating income (loss)	17,111	(12,391)	11,811	(10,032)	(40,895)
Finance income	3,638	4,867	797	1,191	1,652
Finance expenses	(24,176)	(21,545)	(5,721)	(6,171)	(5,890)
Foreign exchange and inflation indexation charges	(6,647)	(11,363)	(385)	(2,142)	(690)
Net finance income (expense)	(27,185)	(28,041)	(5,309)	(7,122)	(4,928)
Share of earnings in equity-accounted investments	(629)	(797)	(1,275)	(140)	(1,339)
Income (loss) before income taxes	(10,703)	(41,229)	5,227	(17,294)	(47,162)
Income taxes	(2,342)	6,058	(2,467)	971	11,580
Net income (loss)	(13,045)	(35,171)	2,760	(16,323)	(35,582)
Net income (loss) attributable to:
Shareholders of Petrobras	(14,824)	(34,836)	2,510	(16,458)	(36,938)
Non-controlling interests	1,779	(335)	250	135	1,356
	(13,045)	(35,171)	2,760	(16,323)	(35,582)

Statement of Financial Position – Consolidated

ASSETS	R$ million
	12.31.2016	12.31.2015
Current assets	145,907	168,607
Cash and cash equivalents	69,108	97,845
Marketable securities	2,556	3,047
Trade and other receivables, net	15,543	21,685
Inventories	27,622	29,057
Recoverable taxes	8,153	10,732
Assets classified as held for sale	18,669	595
Other current assets	4,256	5,646
Non-current assets	659,038	731,528
Long-term receivables	66,551	75,853
Trade and other receivables, net	14,832	15,301
Marketable securities	293	342
Judicial deposits	13,032	9,758
Deferred taxes	14,038	23,490
Other tax assets	10,236	11,017
Advances to suppliers	3,742	6,395
Other non-current assets	10,378	9,550
Investments	9,948	13,772
Property, plant and equipment	571,876	629,831
Intangible assets	10,663	12,072
Total assets	804,945	900,135

LIABILITIES	R$ million
	12.31.2016	12.31.2015
Current liabilities	81,167	111,572
Trade payables	18,781	24,888
Current debt	31,855	57,407
Taxes payable	12,238	13,549
Employee compensation (payroll, profit-sharing and related charges)	7,159	5,085
Pension and medical benefits	2,672	2,556
Liabilities associated with assets classified as held for sale	1,605	488
Other current liabilities	6,857	7,599
Non-current liabilities	471,035	530,633
Non-current debt	353,929	435,616
Deferred taxes	856	906
Pension and medical benefits	69,996	47,618
Provision for decommissioning costs	33,412	35,728
Provisions for legal proceedings	11,052	8,776
Other non-current liabilities	1,790	1,989
Shareholders' equity	252,743	257,930
Share capital	205,432	205,432
Profit reserves and others	44,798	49,299
Non-controlling interests	2,513	3,199
Total liabilities and shareholders' equity	804,945	900,135

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Dec
	2016	2015	4Q-2016	3Q-2016	4Q-2015
Net income (loss)	(13,045)	(35,171)	2,760	(16,323)	(35,582)
(+) Adjustments for:	102,754	121,841	20,984	43,038	60,955
Depreciation, depletion and amortization	48,543	38,574	11,229	12,716	11,569
Foreign exchange and inflation indexation and finance charges	27,854	30,752	5,650	7,608	7,953
Reclassification of cumulative translation adjustment – CTA	3,693	−	66	3,627	−
Share of earnings in equity-accounted investments	629	797	1,275	140	1,339
Allowance for impairment of trade receivables	3,843	3641	2,148	458	3075
(Gains) / losses on disposal / write-offs of non-current assets	(951)	2,893	(1,845)	659	1,859
Deferred income taxes, net	(3,280)	(8,911)	1,402	(1,980)	(11,735)
Exploration expenditures writen-off	4,364	4,921	1,038	1,516	1,503
Impairment	20,297	47,676	3,527	15,292	46,390
Inventory write-downs to net realizable value (market value)	1,320	1,547	125	(55)	664
Pension and medical benefits (actuarial expense)	8,001	6,388	1,991	1,987	1,333
Revision and unwinding of discount on the provision for decommissioning costs	(2,591)	1,307	(1,059)	(2,677)	577
Inventories	(2,010)	1,730	(717)	848	2,573
Trade and other receivables, net	397	(1,496)	(2,768)	181	(1,768)
Judicial deposits	(3,357)	(2,526)	(1,623)	(450)	(848)
Trade payables	(4,154)	(3,890)	1,158	(341)	(1,488)
Pension and medical benefits	(2,634)	(2,367)	(906)	(498)	(766)
Taxes payable	3,216	4,510	2,908	489	(1,004)
Income tax and social contribution paid	(1,284)	(1,794)	(389)	(316)	(214)
Other assets and liabilities	858	(1,911)	(2,226)	3,834	(57)
(=) Net cash provided by (used in) operating activities	89,709	86,670	23,744	26,715	25,373
(-) Net cash provided by (used in) investing activities	(40,064)	(44,152)	(6,896)	(7,891)	(16,508)
Capital expenditures and investments in operating segments	(48,137)	(70,781)	(11,791)	(10,267)	(17,971)
Proceeds from disposal of assets (divestment)	7,231	658	4,829	2,388	33
Investments in marketable securities	842	25,971	66	(12)	1,430
(=) Net cash flow	49,645	42,518	16,848	18,824	8,865
(-) Net cash provided by (used in) financing activities	(66,726)	(12,520)	(17,719)	(12,097)	(9,584)
Proceeds from long-term financing	64,786	56,158	21,079	11,028	6,109
Repayment of principal	(105,832)	(49,741)	(32,060)	(17,584)	(12,014)
Repayment of interest	(25,563)	(20,851)	(6,587)	(5,386)	(5,442)
Dividends paid to non-controlling interest	(239)	(263)	(239)	−	(99)
Acquisition of non-controlling interest	122	243	88	(155)	(72)
Proceeds from sale of interest without loss of control	−	1,934	−	−	1,934
Effect of exchange rate changes on cash and cash equivalents	(11,656)	23,608	(81)	393	(1,306)
(=) Net increase (decrease) in cash and cash equivalents in the period	(28,737)	53,606	(952)	7,120	(2,025)
Cash and cash equivalents at the beginning of period	97,845	44,239	70,060	62,940	99,870
Cash and cash equivalents at the end of period	69,108	97,845	69,108	70,060	97,845

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan- Dec/2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	116,033	217,181	32,809	839	97,101	−	(181,374)	282,589
Intersegments	110,946	59,522	8,638	807	1,461	−	(181,374)	−
Third parties	5,087	157,659	24,171	32	95,640	−	−	282,589
Cost of sales	(86,186)	(167,686)	(23,829)	(919)	(89,563)	−	175,572	(192,611)
Gross profit	29,847	49,495	8,980	(80)	7,538	−	(5,802)	89,978
Expenses	(23,086)	(18,376)	(4,894)	(212)	(7,246)	(19,357)	304	(72,867)
Selling expenses	(510)	(6,430)	(2,651)	(6)	(4,590)	29	333	(13,825)
General and administrative expenses	(1,216)	(1,535)	(716)	(83)	(937)	(6,994)	(1)	(11,482)
Exploration costs	(6,056)	−	−	−	−	−	−	(6,056)
Research and development expenses	(696)	(199)	(62)	(2)	(1)	(866)	−	(1,826)
Other taxes	(295)	(342)	(762)	(10)	(103)	(944)	−	(2,456)
Impairment	(10,700)	(8,090)	(1,217)	(24)	(266)	−	−	(20,297)
Other income and expenses, net	(3,613)	(1,780)	514	(87)	(1,349)	(10,582)	(28)	(16,925)
Operating income (loss)	6,761	31,119	4,086	(292)	292	(19,357)	(5,498)	17,111
Net finance income (expense)	−	−	−	−	−	(27,185)	−	(27,185)
Share of earnings in equity-accounted investments	97	(176)	282	(862)	30	−	−	(629)
Income (loss) before income taxes	6,858	30,943	4,368	(1,154)	322	(46,542)	(5,498)	(10,703)
Income taxes	(2,299)	(10,581)	(1,389)	99	(99)	10,058	1,869	(2,342)
Net income (loss)	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)
Net income (loss) attributable to:
Shareholders of Petrobras	4,762	20,594	2,557	(1,055)	220	(38,273)	(3,629)	(14,824)
Non-controlling interests	(203)	(232)	422	−	3	1,789	−	1,779
	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)

Consolidated Income Statement by Segment – Jan- Dec/2015

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	117,098	245,613	43,185	769	110,030	−	(195,057)	321,638
Intersegments	112,071	73,635	6,827	716	1,808	−	(195,057)	−
Third parties	5,027	171,978	36,358	53	108,222	−	−	321,638
Cost of sales	(82,908)	(199,596)	(34,490)	(846)	(101,623)	−	196,401	(223,062)
Gross profit	34,190	46,017	8,695	(77)	8,407	−	1,344	98,576
Expenses	(52,128)	(20,579)	(7,878)	(346)	(9,656)	(21,076)	696	(110,967)
Selling expenses	(741)	(6,648)	(1,975)	(6)	(7,288)	60	705	(15,893)
General and administrative expenses	(1,387)	(1,464)	(777)	(96)	(916)	(6,390)	(1)	(11,031)
Exploration costs	(6,467)	−	−	−	−	−	−	(6,467)
Research and development expenses	(499)	(386)	(169)	(30)	(4)	(936)	−	(2,024)
Other taxes	(552)	(2,488)	(1,295)	(6)	(244)	(4,653)	−	(9,238)
Impairment	(38,292)	(6,399)	(2,507)	(181)	(297)	−	−	(47,676)
Other income and expenses, net	(4,190)	(3,194)	(1,155)	(27)	(907)	(9,157)	(8)	(18,638)
Operating income (loss)	(17,938)	25,438	817	(423)	(1,249)	(21,076)	2,040	(12,391)
Net finance income (expense)	−	−	−	−	−	(28,041)	−	(28,041)
Share of earnings in equity-accounted investments	(1,145)	1,192	403	(687)	31	(591)	−	(797)
Income (loss) before income taxes	(19,083)	26,630	1,220	(1,110)	(1,218)	(49,708)	2,040	(41,229)
Income taxes	6,099	(8,649)	(277)	144	425	9,010	(694)	6,058
Net income (loss)	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)
Net income (loss) attributable to:
Shareholders of Petrobras	(12,963)	18,034	423	(966)	(798)	(39,912)	1,346	(34,836)
Non-controlling interests	(21)	(53)	520	−	5	(786)	−	(335)
	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)

Consolidated Income Statement by Segment – 4Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	32,663	54,165	7,802	227	23,352	−	(47,720)	70,489
Intersegments	31,416	13,489	2,234	220	361	−	(47,720)	−
Third parties	1,247	40,676	5,568	7	22,991	−	−	70,489
Cost of sales	(21,576)	(44,029)	(5,316)	(236)	(21,331)	−	44,811	(47,677)
Gross profit	11,087	10,136	2,486	(9)	2,021	−	(2,909)	22,812
Expenses	(1,860)	(4,509)	(244)	(26)	(1,895)	(2,539)	72	(11,001)
Selling expenses	(113)	(1,567)	(443)	(2)	(1,021)	16	79	(3,051)
General and administrative expenses	(264)	(459)	(149)	(22)	(274)	(1,777)	−	(2,945)
Exploration costs	(1,409)	−	−	−	−	−	−	(1,409)
Research and development expenses	(44)	(55)	(16)	−	−	(210)	−	(325)
Other taxes	(36)	(173)	(177)	(3)	(12)	(455)	−	(856)
Impairment	(1,791)	(2,017)	229	−	52	−	−	(3,527)
Other income and expenses, net	1,797	(238)	312	1	(640)	(113)	(7)	1,112
Operating income (loss)	9,227	5,627	2,242	(35)	126	(2,539)	(2,837)	11,811
Net finance income (expense)	−	−	−	−	−	(5,309)	−	(5,309)
Share of earnings in equity-accounted investments	(52)	(696)	(56)	(476)	5	−	−	(1,275)
Income (loss) before income taxes	9,175	4,931	2,186	(511)	131	(7,848)	(2,837)	5,227
Income taxes	(3,138)	(1,914)	(762)	11	(42)	2,414	964	(2,467)
Net income (loss)	6,037	3,017	1,424	(500)	89	(5,434)	(1,873)	2,760
Net income (loss) attributable to:
Shareholders of Petrobras	6,075	2,994	1,318	(500)	89	(5,593)	(1,873)	2,510
Non-controlling interests	(38)	23	106	−	−	159	−	250
	6,037	3,017	1,424	(500)	89	(5,434)	(1,873)	2,760

Consolidated Income Statement by Segment – 3Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	30,073	53,984	7,856	167	24,300	−	(45,937)	70,443
Intersegments	28,842	14,412	2,174	160	349	−	(45,937)	−
Third parties	1,231	39,572	5,682	7	23,951	−	−	70,443
Cost of sales	(22,175)	(42,692)	(5,336)	(190)	(22,527)	−	45,814	(47,106)
Gross profit	7,898	11,292	2,520	(23)	1,773	−	(123)	23,337
Expenses	(12,472)	(7,640)	(2,670)	(49)	(1,827)	(8,747)	36	(33,369)
Selling expenses	(99)	(1,522)	(724)	(1)	(1,091)	62	42	(3,333)
General and administrative expenses	(297)	(355)	(187)	(18)	(224)	(1,960)	−	(3,041)
Exploration costs	(1,859)	−	−	−	−	−	−	(1,859)
Research and development expenses	(214)	(41)	(14)	−	(1)	(221)	−	(491)
Other taxes	(138)	(32)	(195)	(2)	(7)	(238)	−	(612)
Impairment	(8,556)	(4,948)	(1,446)	(24)	(318)	−	−	(15,292)
Other income and expenses, net	(1,309)	(742)	(104)	(4)	(186)	(6,390)	(6)	(8,741)
Operating income (loss)	(4,574)	3,652	(150)	(72)	(54)	(8,747)	(87)	(10,032)
Net finance income (expense)	−	−	−	−	−	(7,122)	−	(7,122)
Share of earnings in equity-accounted investments	141	(41)	134	(384)	9	1	−	(140)
Income (loss) before income taxes	(4,433)	3,611	(16)	(456)	(45)	(15,868)	(87)	(17,294)
Income taxes	1,556	(1,242)	51	25	18	533	30	971
Net income (loss)	(2,877)	2,369	35	(431)	(27)	(15,335)	(57)	(16,323)
Net income (loss) attributable to:
Shareholders of Petrobras	(2,870)	2,416	(63)	(431)	(28)	(15,425)	(57)	(16,458)
Non-controlling interests	(7)	(47)	98	−	1	90	−	135
	(2,877)	2,369	35	(431)	(27)	(15,335)	(57)	(16,323)

Other Income (Expenses) by Segment – 2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(6,176)	(218)	(156)	−	−	(10)	−	(6,560)
Pension and medical benefits	−	−	−	−	−	(4,956)	−	(4,956)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,113)	(561)	(469)	(3)	(1,083)	(1,588)	−	(4,817)
Voluntary Separation Incentive Plan - PIDV	(1,602)	(858)	(143)	−	(434)	(1,045)	−	(4,082)
Cumulative Translation Adjustment - CTA	−	29	−	−	−	(3,722)	−	(3,693)
Provision for doubtful receivables	(2,081)	(44)	−	−	−	(100)	−	(2,225)
Institutional relations and cultural projects	(16)	(16)	(1)	−	(89)	(757)	−	(879)
Operating expenses with thermoeletric plants	−	−	(337)	−	−	−	−	(337)
Provision for assumption of debts of suppliers with subcontractors	(333)	−	−	−	−	−	−	(333)
Expenses with Health, safety and environment	(57)	(50)	(20)	−	(4)	(150)	−	(281)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	432	−	432
Government Grants	15	106	444	−	−	22	−	587
Ship/Take or Pay Agreements with Gas Distributors	(1)	−	950	−	−	−	−	949
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	254	(344)	315	−	8	718	−	951
(Expenditures)/reimbursements from operations in E&P partnerships	1,988	−	−	−	−	−	−	1,988
Gains / (losses) on decommissioning of returned/abandoned areas	4,864	−	−	−	−	−	−	4,864
Others	645	176	(69)	(84)	253	574	(28)	1,467
	(3,613)	(1,780)	514	(87)	(1,349)	(10,582)	(28)	(16,925)

Other Income (Expenses) by Segment – 2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(3,056)	(749)	(327)	−	−	(24)	−	(4,156)
Pension and medical benefits	−	−	−	−	−	(3,790)	−	(3,790)
(Losses)/gains on legal, administrative and arbitral proceedings	(176)	(1,376)	(26)	−	(788)	(3,217)	−	(5,583)
Voluntary Separation Incentive Plan - PIDV	(100)	(65)	(126)	(18)	(91)	(17)	−	(417)
Provision for doubtful receivables	(51)	(354)	(6)	−	−	(795)	−	(1,206)
Institutional relations and cultural projects	(61)	(54)	(5)	−	(205)	(1,076)	−	(1,401)
Operating expenses with thermoeletric plants	−	−	(386)	−	−	−	−	(386)
Expenses with Health, safety and environment	(64)	(67)	(23)	(1)	(2)	(157)	−	(314)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	230	−	230
Government Grants	18	27	7	−	−	10	−	62
Ship/Take or Pay Agreements with Gas Distributors	136	−	641	−	−	−	−	777
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(1,926)	(219)	(654)	(7)	13	(100)	−	(2,893)
(Expenditures)/reimbursements from operations in E&P partnerships	1,863	−	−	−	−	−	−	1,863
Gains / (losses) on decommissioning of returned/abandoned areas	(550)	−	−	−	−	−	−	(550)
Others	(223)	(337)	(250)	(1)	166	(221)	(8)	(874)
	(4,190)	(3,194)	(1,155)	(27)	(907)	(9,157)	(8)	(18,638)

Other Income (Expenses) by Segment – 4Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,030)	(25)	(32)	−	−	(1)	−	(1,088)
Pension and medical benefits	−	−	−	−	−	(1,239)	−	(1,239)
(Losses)/gains on legal, administrative and arbitral proceedings	183	(289)	(25)	(1)	(157)	712	−	423
Voluntary Separation Incentive Plan - PIDV	19	10	1	−	(443)	16	−	(397)
Cumulative Translation Adjustment - CTA	−	29	−	−	−	(95)	−	(66)
Provision for doubtful receivables	(2,060)	(4)	1	−	−	(7)	−	(2,070)
Institutional relations and cultural projects	(3)	(4)	−	−	(46)	(189)	−	(242)
Operating expenses with thermoeletric plants	−	−	(62)	−	−	−	−	(62)
Provision for assumption of debts of suppliers with subcontractors	598	−	−	−	−	−	−	598
Expenses with Health, safety and environment	(16)	(7)	(5)	−	(1)	(39)	−	(68)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	205	−	205
Government Grants	3	20	145	(14)	−	20	−	174
Ship/Take or Pay Agreements with Gas Distributors	−	−	292	−	−	−	−	292
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	1,501	(123)	357	−	−	110	−	1,845
(Expenditures)/reimbursements from operations in E&P partnerships	343	−	−	−	−	−	−	343
Gains / (losses) on decommissioning of returned/abandoned areas	1,622	−	−	−	−	−	−	1,622
Others	637	155	(360)	16	7	394	(7)	842
	1,797	(238)	312	1	(640)	(113)	(7)	1,112

Other Income (Expenses) by Segment – 3Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(1,203)	(58)	(35)	−	−	(2)	−	(1,298)
Pension and medical benefits	−	−	−	−	−	(1,239)	−	(1,239)
(Losses)/gains on legal, administrative and arbitral proceedings	(638)	(119)	(411)	(2)	(234)	(1,263)	−	(2,667)
Voluntary Separation Incentive Plan - PIDV	(1,056)	(601)	(94)	−	−	(721)	−	(2,472)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(3,627)	−	(3,627)
Provision for assumption of debts of suppliers with subcontractors	(931)	−	−	−	−	−	−	(931)
Provision for doubtful receivables	−	13	−	−	−	(26)	−	(13)
Institutional relations and cultural projects	(1)	(3)	−	−	(18)	(183)	−	(205)
Operating expenses with thermoeletric plants	−	−	(67)	−	−	−	−	(67)
Expenses with Health, safety and environment	(5)	(9)	(4)	−	−	(37)	−	(55)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	148	−	148
Government Grants	4	33	101	5	−	1	−	144
(Expenditures)/reimbursements from operations in E&P partnerships	(3)	−	301	−	−	−	−	298
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(1,177)	(75)	−	−	1	591	−	(660)
(Expenditures)/reimbursements from operations in E&P partnerships	523	−	−	−	−	−	−	523
Gains / (losses) on decommissioning of returned/abandoned areas	3,243	−	−	−	−	−	−	3,243
Others	(65)	77	105	(7)	65	(32)	(6)	137
	(1,309)	(742)	(104)	(4)	(186)	(6,390)	(6)	(8,741)

Consolidated Assets by Segment – 12.31.2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Assets under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663

Consolidated Assets by Segment – 12.31.2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135
Current assets	14,215	35,247	9,424	176	8,979	112,715	(12,149)	168,607
Non-current assets	469,181	142,384	66,599	1,709	11,609	41,350	(1,304)	731,528
Long-term receivables	25,250	9,309	6,277	12	3,355	32,792	(1,142)	75,853
Investments	7,054	3,431	1,781	1,339	134	33	−	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Assets under construction	117,686	16,512	9,689	41	1,121	1,812	−	146,861
Intangible assets	8,430	662	1,241	−	824	915	−	12,072

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)
Net finance income (expense)	−	−	−	−	−	27,185	−	27,185
Income taxes	2,299	10,581	1,389	(99)	99	(10,058)	(1,869)	2,342
Depreciation, depletion and amortization	36,441	7,951	2,946	21	553	631	−	48,543
EBITDA	43,299	38,894	7,314	(1,133)	875	(18,726)	(5,498)	65,025
Share of earnings in equity-accounted investments	(97)	176	(282)	862	(30)	−	−	629
Impairment losses / (reversals)	10,700	8,090	1,217	24	266	−	−	20,297
Realization of cumulative translation adjustment	−	(29)	−	−	−	3,722	−	3,693
Gains / (losses) on disposal / write-offs of assets	(254)	344	(315)	−	(8)	(718)	−	(951)
Adjusted EBITDA*	53,648	47,475	7,934	(247)	1,103	(15,722)	(5,498)	88,693

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)
Net finance income (expense)	−	−	−	−	−	28,041	−	28,041
Income taxes	(6,099)	8,649	277	(144)	(425)	(9,010)	694	(6,058)
Depreciation, depletion and amortization	26,563	7,525	2,962	29	597	898	−	38,574
EBITDA	7,480	34,155	4,182	(1,081)	(621)	(20,769)	2,040	25,386
Share of earnings in equity-accounted investments	1,145	(1,192)	(403)	687	(31)	591	−	797
Impairment losses / (reversals)	38,292	6,399	2,507	181	297	−	−	47,676
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets	1,926	219	654	7	(13)	100	−	2,893
Adjusted EBITDA*	48,843	39,581	6,940	(206)	(368)	(20,078)	2,040	76,752

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,037	3,017	1,424	(500)	89	(5,434)	(1,873)	2,760
Net finance income (expense)	−	−	−	−	−	5,309	−	5,309
Income taxes	3,138	1,914	762	(11)	42	(2,414)	(964)	2,467
Depreciation, depletion and amortization	8,137	2,187	756	3	135	11	−	11,229
EBITDA	17,312	7,118	2,942	(508)	266	(2,528)	(2,837)	21,765
Share of earnings in equity-accounted investments	52	696	56	476	(5)	−	−	1,275
Impairment losses / (reversals)	1,791	2,017	(229)	−	(52)	−	−	3,527
Realization of cumulative translation adjustment	−	(29)	−	−	−	95	−	66
Gains / (losses) on disposal / write-offs of assets	(1,501)	123	(357)	−	−	(110)	−	(1,845)
Adjusted EBITDA*	17,654	9,925	2,412	(32)	209	(2,543)	(2,837)	24,788

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q-2016

*	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(2,877)	2,369	35	(431)	(27)	(15,335)	(57)	(16,323)
Net finance income (expense)	−	−	−	−	−	7,122	−	7,122
Income taxes	(1,556)	1,242	(51)	(25)	(18)	(533)	(30)	(971)
Depreciation, depletion and amortization	9,725	1,913	737	5	126	210	−	12,716
EBITDA	5,292	5,524	721	(451)	81	(8,536)	(87)	2,544
Share of earnings in equity-accounted investments	(141)	41	(134)	384	(9)	(1)	−	140
Impairment losses / (reversals)	8,556	4,948	1,446	24	318	−	−	15,292
Realization of cumulative translation adjustment	−	−	−	−	−	3,627	−	3,627
Gains / (losses) on disposal / write-offs of assets	1,177	75	−	−	(1)	(592)	−	659
Adjusted EBITDA*	14,884	10,588	2,033	(43)	389	(5,502)	(87)	22,262

* See definitions of Adjusted EBITDA in glossary.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, government take and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in operating segments. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

LPG – Liquified crude oil gas.

LNG – Liquified natural gas.

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

NGL – Natural gas liquids.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Operating margin - calculated based on operating income (loss) excluding write-offs of overpayments incorrectly capitalized.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Market share - Relation between Distribution sales and total market. Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Domestic crude oil sales price - Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Jet fuel –Aviation fuel.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

On December 31st, 2016, the presentation related to the business segment information reflects the top management assessment related to e performance and the business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

____________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer